EXHIBIT  12.1



                        CARRAMERICA REALTY CORPORATION
                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

                                                                            Ratio of
                                                                          Earnings to
                                                                         Fixed Charges
                                                      -------------------------------------------------
                                                      1997      1996         1995       1994      1993
                                                      ----      ----         ----       ----      ----

Net Income before Minority Interest.............   $ 87,013   $29,534      $17,284    $17,821   $ 6,004
Add:
  Extraordinary Charges.........................   $     --   $   484      $    --    $    --   $ 5,613
  Fixed Charges, excluding Capital Interest.....   $ 55,893   $32,946      $22,579    $21,880   $12,768
Deduct:
  Gain of Sale of Assets........................   $ (5,420)  $    --      $    --    $    --   $    --
                                                    -------   -------      -------    -------   -------
                                                   $137,486   $63,258      $39,863    $39,701   $24,385
                                                   ========   =======      =======    =======   =======

Fixed Charges:
  Interest Expense..............................    $51,528   $31,630      $21,873    $21,366   $12,436
  Interest Capitalized..........................    $14,266   $ 2,664      $   226    $    --   $    --
  Amortization of Deferred Financing Costs......    $ 2,138   $ 1,003      $   365    $   208   $   101
  Rent Deemed as Interest.......................    $   532   $   313      $   341    $   306   $   231
  Preferred Stock Dividends.....................    $    --   $    --      $    --    $    --   $    --
                                                    -------   -------      -------    -------   -------
      Total Fixed Charges.......................    $68,464   $36,388      $22,805    $21,880   $12,768
                                                    =======   =======      =======    =======   =======
Ratio of Earnings to Fixed Charges..............       2.01      1.74         1.75       1.81      1.91


                            CARRAMERICA REALTY, L.P.
                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

                                                          Ratio of
                                                        Earnings to
                                                       Fixed Charges
                                                      ---------------
                                                      1997      1996
                                                      ----      ----

Net Income before Minority Interest.............   $ 16,693   $ 1,527
Add:
  Extraordinary Charges.........................   $     --   $    --
  Fixed Charges, excluding Capital Interest.....   $  6,816   $ 1,475
Deduct:
  Gain of Sale of Assets........................   $ (5,067)  $    --
                                                   --------   -------
                                                   $ 18,442   $ 3,002
                                                   ========   =======

  Interest Expense..............................   $  6,792   $ 1,475
  Interest Capitalized..........................   $  2,909   $   431
  Amortization of Deferred Financing Costs......   $     --   $    --
  Rent Deemed as Interest.......................   $     24   $    --
  Preferred Stock Dividends.....................   $     --   $    --
                                                    -------   -------
      Total Fixed Charges.......................   $  9,725   $ 1,906
                                                    =======   =======
Ratio of Earnings to Fixed Charges..............       1.90      1.58